March 10, 2023

VIA EDGAR

Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

100 F Street, NE

Washington, DC 20549

Re:	Goldman Sachs Trust (811-05349) (the “Registrant”) — Review of Annual Report Disclosures

Dear Ms. Hamilton:

This letter responds to comments you provided telephonically to Matthew Barsamian and Devon Roberson of Dechert LLP on Wednesday, February 8, 2023, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual reports filed on Form N-CSR and other filings for certain series of the Registrant (each, a “Fund”), relating to the fiscal year ended November 30, 2021.1 We have reproduced your comments below, followed by our responses.

1.

Comment: Please explain the reason that the Goldman Sachs MLP Energy Infrastructure Fund includes risks in its Financial Statements that do not align completely with the principal risks that appear in the Summary Prospectus dated March 30, 2022.

Response: The Fund has included in its Financial Statements disclosure reflecting those risks and uncertainties that it believes could significantly affect the amounts reported in the Financial Statements in the near term or the near-term functioning of the Fund as required by ASC 275-10 under US GAAP. In contrast, the Fund determines what risk disclosure to include in its Summary Prospectus in accordance with the requirements of Item 4 of Form N-1A.

2.

Comment: Please explain why in Note 2.B (“Significant Accounting Policies – Investment Income and Investments”) to the Financial Statements of the Goldman Sachs Energy Infrastructure Fund and Goldman Sachs Clean Energy Income Fund, investment income is not indicated to be net of foreign withholding taxes and less any amounts reclaimable. Please revise in the future as applicable.

Response: The Funds will indicate that investment income is net of foreign withholding taxes in future filings, on a case-by-case basis, to the extent such disclosure is relevant in light of the materiality of a Fund’s exposure to foreign taxation.

3.

Comment: The Notes to the Financial Statements for Goldman Sachs Financial Square Federal Instruments Fund, Goldman Sachs Financial Square Government Fund, Goldman Sachs Financial Square Money Market Fund, Goldman Sachs Financial Square Prime Obligations Fund, Goldman Sachs Financial Square Treasury Instruments Fund, Goldman Sachs Financial Square Treasury Obligations Fund, and Goldman Sachs Financial Square Treasury Solutions Fund indicate that treasury securities of G7 countries were classified as Level 1 in the fair value hierarchy. The

[1]

You reviewed the annual reports of the following Funds: Goldman Sachs Clean Energy Income Fund, Goldman Sachs Energy Infrastructure Fund, Goldman Sachs Financial Square Federal Instruments Fund, Goldman Sachs Financial Square Government Fund, Goldman Sachs Financial Square Money Market Fund, Goldman Sachs Financial Square Prime Obligations Fund, Goldman Sachs Financial Square Treasury Instruments Fund, Goldman Sachs Financial Square Treasury Obligations Fund, Goldman Sachs Financial Square Treasury Solutions Fund, Goldman Sachs Investor Money Market Fund, Goldman Sachs Investor Tax-Exempt Money Market Fund, and Goldman Sachs MLP Energy Infrastructure Fund, each a series of Goldman Sachs Trust.

March 10, 2023

Goldman Sachs Investor Money Market Fund reported that it held 22% of its net assets in U.S. Treasury Obligations as of November 30, 2021, but the Notes to its Financial Statements indicated that, as of November 30, 2021, all investments were classified as Level 2 in the fair value hierarchy. Please supplementally explain if the Funds have different leveling policies. Please additionally explain if any of the Funds’ Rule 17a-7 transactions involved U.S. Treasury obligations.

Response: The Funds acknowledge the Staff’s comment and respectfully note that the Financial Statements for Goldman Sachs Financial Square Federal Instruments Fund, Goldman Sachs Financial Square Government Fund, Goldman Sachs Financial Square Money Market Fund, Goldman Sachs Financial Square Prime Obligations Fund, Goldman Sachs Financial Square Treasury Instruments Fund, Goldman Sachs Financial Square Treasury Obligations Fund, and Goldman Sachs Financial Square Treasury Solutions Fund indicate, in relevant part, that “[a]ll investments for the Institutional Money Market Funds are classified as Level 2, with the exception of treasury securities of G7 countries which are generally classified as Level 1” (emphasis added). The “Institutional Money Market Funds” are defined to include only the Goldman Sachs Financial Square Money Market Fund and Goldman Sachs Financial Square Prime Obligations Fund.

The Institutional Money Market Funds are not permitted to use the amortized cost method of valuation under Rule 2a-7 under the 1940 Act. Instead, each Institutional Money Market Fund is generally required to calculate its current net asset value per share using market value when market quotations are “readily available” and, when market quotations are not readily available, fair value. Under Rule 2a-5 under the 1940 Act, a market quotation is readily available only when that quotation is a quoted price (unadjusted) in active markets for identical investments that the Funds can access at the measurement date (provided that a quotation is not readily available if it is not reliable). The Board of Trustees of the Registrant has designated Goldman Sachs Asset Management, L.P. (“GSAM”) as the valuation designee to perform fair valuations pursuant to Rule 2a-5. Accordingly, consistent with Rule 2a-5, the Funds classify those securities for which market quotations are readily available (including treasury securities of G7 countries) as Level 1 in the fair value hierarchy.

In contrast, the Goldman Sachs Investor Money Market Fund is a “retail money market fund” and seeks to maintain a stable price per share by valuing its securities using the amortized cost method of valuation, as permitted by Rule 2a-7 under the 1940 Act.2 Accordingly, because the Fund values its securities using the amortized cost method of valuation rather than readily-available market quotations, the Fund classifies its securities as Level 2 in the fair value hierarchy.

The Funds confirm that certain Rule 17a-7 transactions in which they participated included U.S. Treasury obligations. In each case, the securities traded were valued at their independent current market price in accordance with Rule 17a-7 under the 1940 Act and policies and procedures adopted by the Funds.

[2]

Each of the Funds listed in the Staff’s Comment No. 3, other than the Institutional Money Market Funds, is either a “retail money market fund” or a “government money market fund” and also uses the amortized cost method of valuation.

March 10, 2023

4.

Comment: The Staff notes that the Goldman Sachs Financial Square Prime Obligations and Goldman Sachs Financial Square Money Market Funds’ prospectus states that the Funds have the ability to charge liquidity fees or implement redemption gates in accordance with Rule 2a-7. However, these features have not been disclosed in the Notes to the Financial Statements. Supplementally, explain why these features have been omitted. In future reports, please include disclosure in the Financial Statements regarding liquidity fees and redemption gates and related accounting policies as applicable.

Response: Although the Funds believe that the existing disclosure is appropriate in light of the fact that they have not previously implemented liquidity fees or redemption gates, each of these Funds will include the above referenced disclosure in future reports.

5.

Comment: The Goldman Sachs Clean Energy Income Fund and Goldman Sachs Energy Infrastructure Fund do not include a “Return of Capital Estimates” section within the significant accounting policy disclosure. Please supplementally explain why the disclosure was omitted and include it in future reports.

Response: The above referenced Funds did not include disclosure regarding return of capital estimates in the report because such amounts were not material to either Fund’s Financial Statements during the relevant period. Each of these Funds will include the above referenced disclosure in future reports to the extent such amounts are material to the Fund’s Financial Statements.

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Please do not hesitate to contact Matthew Barsamian (202.261.3392) or Devon Roberson (202.261.3477) of Dechert LLP with any questions or comments concerning this correspondence.

Very truly yours,

/s/ Joseph F. DiMaria
Joseph F. DiMaria
Treasurer, Principal Accounting Officer, and Principal Financial Officer
Goldman Sachs Trust

cc:	Caroline L. Kraus, Goldman Sachs Asset Management

Peter W. Fortner, Goldman Sachs Asset Management

Melissa O’Neill, Goldman Sachs Asset Management

Brenden P. Carroll, Dechert LLP

Matthew Barsamian, Dechert LLP

Devon Roberson, Dechert LLP